

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATE FINANCE

November 7, 2022

Sharon Carmel
Chief Executive Officer
Beamr Imaging Ltd.
10 HaManofim Street
Herzeliya, 4672561, Israel

> **Re: Beamr Imaging Ltd.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed November 4, 2022**
> **File No. 333-262904**

Dear Sharon Carmel:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1

General

1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock run-up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Technology

cc: Eyal Peled